Exhibit 2.1.4

AMENDMENT NO. 4 TO AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT NO. 4 (the “Amendment”) among Artisan Components, Inc., a Delaware corporation (“Parent”), Venice Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and NurLogic Design, Inc., a California corporation (the “Company”), to the Agreement and Plan of Reorganization (the “Reorganization Agreement”) dated October 18, 2002 among Parent, Merger Sub, Company and William R. Peavey (the “Securityholder Agent”), as amended, is effective as of January 31, 2003.

RECITALS

A. Parent, Merger Sub and Company entered into the Reorganization Agreement providing for the merger of Company with and into Merger Sub.

B. Parent, Merger Sub, Company and the Securityholder Agent desire to make certain amendments to the Reorganization Agreement as set forth in this Amendment.

NOW, THEREFORE, the parties hereby agree to amend the Reorganization Agreement as follows:

1.1	Amendment of Section 1.6(d). Section 1.6(d) of the Reorganization Agreement is amended and restated as follows:

“Escrow. Twenty percent (20%) of the Aggregate Consideration in the form of Stock Consideration to be issued to the holders of Company Common Stock at the Effective Time pursuant to Section 1.6(a) hereof shall be held in escrow (the “Escrow Amount”) pursuant to Article VIII of this Agreement, subject to certain exceptions set forth in Section 8.2(a) hereof, to compensate Parent and its affiliates (including the Surviving Corporation) for any “Losses” (as defined in Section 8.2 hereof) incurred in connection with this Agreement and the transactions contemplated hereby.”

1.2	Amendment of Section 8.2(a). Section 8.2(a) of the Reorganization Agreement is amended and restated as follows:

“Escrow Fund and Indemnification by the Company. At the Effective Time the holders of Company Common Stock (the “Escrow Participants”) will be deemed to have received and deposited with the Escrow Agent (as defined below) the Escrow Amount (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time) without any act of any such shareholder pursuant to an Escrow Agreement to be negotiated by the Parent, Company and the Escrow Agent in a form reasonably satisfactory to them, consistent with this Article VIII and in the form set forth as Exhibit I hereto (the “Escrow Agreement”). As soon as practicable after the Effective Time, the Escrow Amount, without any act of any Company shareholder, will be deposited by Parent with US Bank, N.A. (or other institution acceptable to Parent and the Securityholder Agent) as Escrow Agent (the “Escrow Agent”), such deposit to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein and in the Escrow Agreement. The portion of the Escrow Amount contributed on behalf of each holder of Company Common Stock shall be in proportion to the aggregate number of shares of Parent Common Stock, which such holder would otherwise be entitled under Section 1.6(a) and shall be in the respective share amounts listed on the Closing Date Payment Schedule opposite each such Company shareholder’s name. All shares of Parent Common Stock contributed to the Escrow Fund shall be vested and not be subject to any right of repurchase, risk of forfeiture or other condition in favor of the Surviving Corporation; provided, however, that two-thirds ( 2/3) of the portion of the Escrow Amount contributed on behalf of each of the Company Affiliates shall consist of vested Parent Common Stock, and each of such Company Affiliates’ remaining one-third ( 1/3) of his or her pro rata portion of the Escrow Amount shall consist of unvested Parent Common Stock that vests in whole or in part before any other shares of unvested Parent Common Stock to be held by such person immediately after the Effective Time. The Escrow Fund shall be available to compensate Parent and its affiliates (including the Surviving Corporation) for any claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred by Parent, its officers, directors, or affiliates (including the Surviving Corporation) directly or indirectly as a result of (i) any inaccuracy or breach of a representation or warranty of the Company contained herein (or in any certificate, instrument, schedule or document attached to this Agreement and delivered by the Company in connection with the Merger) without regard to any materiality qualifiers, including without limitation Material Adverse Effect or (ii) any failure by the Company to perform or comply with any covenant contained herein (or in any certificate, instrument, schedule or document attached to this Agreement and delivered by the Company in connection with the Merger); provided any such claims must be asserted on or before 5:00 p.m. (California Time) on the Expiration Date. Losses incurred by the Parent shall be satisfied by the Escrow Fund in accordance with the procedures set forth in Sections 8.2(d) and 8.2(e) of this Agreement.”

1.3	Amendment of Section 8.2(b). Section 8.2(b) of the Reorganization Agreement is amended and restated as follows:

“Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., California time, on the Expiration Date (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to such amount (or some portion thereof), that is necessary in the reasonable judgment of Parent, subject to the objection of the Securityholder Agent and the subsequent arbitration of the matter in the manner provided in Section 8.2(f) hereof, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to the termination of such Escrow Period specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of such Escrow Period. Notwithstanding the foregoing, the Escrow Period shall not terminate with respect to such amount that is necessary in the reasonable judgment of Parent, at its sole discretion without any right of objection by the Securityholder Agent, with respect to any unsatisfied claims directly or indirectly related to the patent infringement lawsuit filed by STMicroelectronics, Inc. against Broadcom Corporation on November 7, 2002 (including any subsequent amendments thereto) existing prior to the termination of such Escrow Period as specified in any Officer’s Certificate delivered to the Escrow Agent prior to the termination of the Escrow Period. As soon as all such claims have been resolved, as evidenced by written memorandum of the Securityholder Agent and Parent, the Escrow Agent shall deliver to the Escrow Participants the remaining portion of the Escrow Fund not required to satisfy such claims. Deliveries of Escrow Amounts to the Escrow Participants pursuant to this Section 8.2(b) shall be made in proportion to their respective original contributions to the Escrow Fund (as set forth on the Closing Date Payment Schedule). At all times during the Escrow Period, the Escrow Participants shall be deemed to be the record holders of their respective shares of the Parent Common Stock comprising the Escrow Amount.”

1.4	Amendment of Section 8.2(d)(i). Section 8.2(d)(i) of the Reorganization Agreement is amended and restated as follows:

“Upon receipt by the Escrow Agent at any time on or before the Expiration Date of a certificate signed by any officer of Parent (an “Officer’s Certificate”): (A) stating that Parent has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related, the Escrow Agent shall, subject to the provisions of Section 8.2(e) hereof, deliver to Parent out of the Escrow Fund, as promptly as practicable, shares of Parent Common Stock held in the Escrow Fund in an amount equal to such Losses. Provided, however, that the Escrow Agent shall not pay any Losses until all Losses subject to all Officer’s Certificates shall exceed $50,000 in the aggregate (provided, however, that such threshold shall not apply to Losses incurred as a result of intentional fraud, bad faith or willful misconduct, or any inaccuracy in or breach of Section 2.10 (Tax and Other Returns and Reports)).”

1.5	Amendment of Section 9.1(b)(i). Section 9.1(b)(i) of the Reorganization Agreement is amended and restated as follows:

“by either Parent or the Company if the Closing Date has not occurred by February 14, 2003 as a result of a condition to Closing not having been satisfied prior to such date or otherwise (provided that the right to terminate this Agreement under this clause 9.1(b)(i) shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date and such action or failure constitutes a breach of this Agreement);”

1.6      Remaining Provisions. Except as expressly amended by this Amendment, all provisions of the Reorganization Agreement shall remain in full force and effect.

1.7      Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date thereof if delivered personally, (ii) the next business day if delivered by commercial delivery service, (iii) three business days after being mailed by registered or certified mail (return receipt requested) or (iv) the date thereof if sent via facsimile (with acknowledgment of complete transmission and a confirming copy sent by mail) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089-1013

Attention: Chief Executive Officer

Telephone: (408) 734-5600

Facsimile: (408) 734-0546

with a copy to:

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089-1013

Attention: General Counsel

Telephone: (408) 734-5600

Facsimile: (408) 734-0546

and

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

Attention: Robert P. Latta, Esq.

Julia Reigel, Esq.

Telephone: (650) 493-9300

Facsimile: (650) 845-5000

(b) if to the Company, to:

NurLogic Design, Inc.

5580 Morehouse Drive

San Diego, California 92121

Attention: William R. Peavey

Telephone: (858) 455-7570

Facsimile: (858) 455-1083

with a copy to:

Stradling Yocca Carlson & Rauth

600 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Attention: C. Craig Carlson, Esq.

Telephone: (949) 725-4125

Facsimile: (949) 823-5125

(c) if to the Securityholder Agent:

William R. Peavey

NurLogic Design, Inc.

5580 Morehouse Drive

San Diego, CA 92121

Telephone: 858-455-7570

Facsimile: 858-455-1083

1.8        Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

1.9        Governing Law. This Amendment and the Merger Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

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IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Amendment to be signed by their duly authorized respective officers, all as of the date first written above.

NURLOGIC, INC. a California corporation		ARTISAN COMPONENTS, INC. a Delaware corporation

By:	/s/ William R. Peavey	By:	/s/ Joy E. Leo
	William R. Peavey President and Chief Executive Officer		Joy E. Leo Vice President, Finance and Administration, Chief Financial Officer and Secretary

SECURITYHOLDER AGENT:		VENICE ACQUISITION CORP. a Delaware corporation

/s/ William R. Peavey		By:	/s/ Joy E. Leo
William R. Peavey			Joy E. Leo Chief Financial Officer, Treasurer and Secretary